Exhibit 99.64

F3 - Hits Radioactivity in 32m Step Out - Extending Zone at Broach Lake

Mobilizes Sonic Drill to Tetra Zone

Kelowna, British Columbia--(Newsfile Corp. - June 24, 2025) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce strike growth of the radioactivity at the PW Area on the Broach Property — now named the Tetra Zone with PLN25-210 which intersected a total of 21.0m composite radioactivity in a 32m step-out along strike to the northwest from discovery hole PLN25-205 which intersected radioactivity over a total of 33.0m including 0.56m of high radioactivity (>10,000 cps) with a peak of 37,700 cps at 398.34m (see NR April 15, 2025). The Tetra Zone remains open in both directions and drilling is continuing.

Geophysical and structural modeling of the Tetra Zone is advancing, and F3 is now mobilizing an LS600 Sonic drill to the Zone; this will improve the pace of overburden casing and increase targeting accuracy — a technique deployed successfully at the JR Zone during delineation drilling.

2025 Handheld Spectrometer Highlights:

Broach Lake: Tetra Zone

PLN25-210 (line 11280S):

●	0.5m interval with radioactivity of 700 cps between 165.0 and 165.5m, and

●	0.5m interval with radioactivity of 450 cps between 308.0 and 308.5m, and

●	0.5m interval with radioactivity of 690 cps between 332.0 and 332.5m, and

●	2.0m interval with radioactivity of 340 cps between 349.0 and 351.0m, and

●	3.0m interval with radioactivity of 1,500 cps between 354.5 and 357.5m, and

●	0.5m interval with radioactivity of 920 cps between 364.0 and 364.5m, and

●	3.5m interval with radioactivity of 900 cps between 367.5 and 371.0m, and

●	3.5m interval with radioactivity of 1,200 cps between 380.0 and 383.5m, and

●	7.0m interval with radioactivity of 2,600 cps between 388.5 and 395.5m

Sam Hartmann, Vice President Exploration, commented:

“Bringing a Sonic drill back to site will allow us to more efficiently define, delineate and expand the highly radioactive core seen in PLN25-205. PLN25-210 represents a 32m step out grid west and validated our geological and structural models, which will be used for further along strike drilling. The sonic drill will help reduce drill trace deviation as seen in PLN25-207 and allow for intersection of the target areas exactly where intended. Assays from the discovery hole PLN25-205 are being rushed and the results will be released once complete and reviewed. Overall, we are very encouraged by the geology in these initial drill holes at Tetra, which is currently the best exploration target in the F3 portfolio.”

Map 1. Tetra Zone at Broach Lake Property -2025 Scintillometer Results

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PLN25-210
PLN25-209A
500
400
300
200
100
0 20 40 80
Meters
Drill Hole Collar
End of Hole
Drill Holes
Sky
Previously Release Scintillometer >300cps
Geologic Interpretation
Orthogneiss
Diorite
Athabasca Unconformity
Overburden
Lodgement Till
Mudstone
Sandstone
Scintillometer Reading RS-125
300 - 500
500 - 1,000
1,000 - 2,500
2,500 - 5,000
5,000 - 10,000
10,000 - 65,535
>65,535
F3 URANIUM
Broach Lake
Tetra Zone
Cross Section Line 11280S
Looking 318° 20m wide envelope
6/23/2025

Image 1. Cross Section Line 11280S

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Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25- 205	11310S	589327	6397941	583	46	-65	647.50	648.00	0.50	340	168.8	725
							663.00	663.50	0.50	330
PLN25- 206	11325S	589315	6397929	584	48	-65	317.50	318.00	0.50	330	161.9	740
							318.00	318.50	0.50	350
PLN25-207	11505S	589481	6397809	587	46	-66	280.00	280.50	0.50	480	154.4	674
							280.50	281.00	0.50	320
							621.00	621.50	0.50	1200
PLN25-208	11205S	589824	6398440	576	43	-70	162.50	163.00	0.50	320	165.7	623
PLN25-209	11280S	hole abandoned; no radioactivity >300 cps									180.3	221
PLN25-209A	11280S	589343	6397999	583	47	-71	329.50	330.00	0.50	400	182.0	488
PLN25- 210	11280S	589341	6397997	583	47	-73	165.00	165.50	0.50	700	166.1	527
							308.00	308.50	0.50	450
							332.00	332.50	0.50	690
							349.00 350.50	349.50 351.00	0.50 0.50	300 340
							354.50 355.50 356.00 357.00	355.00 356.00 356.50 357.50	0.50 0.50 0.50 0.50	520 1100 570 1500
							364.00	364.50	0.50	920
							367.50 369.50 370.50	368.00 370.00 371.00	0.50 0.50 0.50	900 720 320
							380.00 380.50 382.50 383.00	380.50 381.00 383.00 383.50	0.50 0.50 0.50 0.50	310 330 1200 390
							388.50 389.00 389.50 390.00 390.50 391.50 392.00 392.50 393.00 393.50 394.00 395.00	389.00 389.50 390.00 390.50 391.00 392.00 392.50 393.00 393.50 394.00 394.50 395.50	0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50	1100 570 1400 600 410 810 2500 2100 2600 1300 760 460

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation a scintillometer)-as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as “high grade” and results greater than 20.0 weight % U3O8 as “ultra-high grade”.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F4’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations
Telephone: 778 484 8030
Email:ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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